U.S SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                           FORM 12b-25

                    NOTIFICATION OF LATE FILING
(Check One):

 ( )Form 10-K 	( )Form 20-F 	( )Form 11-k 	( )Form 10-Q 	(X)Form N-SAR
 ( )Form N-CSR

For Period Ended: December 31, 2005

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR
For the Transition Period Ended:

PART I - REGISTRATION INFORMATION

Full Name of Registrant:

The Ehrenkrantz Trust

Address of Principal Executive Office (Street and Number)

600 Old Country Road, Suite 210

City, State and Zip Code Garden City, NY 11530

PART II-RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed. (Check box if appropriate)

[  ]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[ X ]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]	(c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Form N-SAR for the period ended 12/31/06 could not be timely filed by Registrant without unreasonable effort or expense because (1) registrant was compelled to retain new independent public accountants due to the resignation of its former accountants at the end of its fiscal year and substantial time was required to solicit and retain such counsel and (2) registrant was compelled to retain new fund accounting and transfer agent providers at the same time, all of which caused delays in the receipt of financial information necessary to complete Form N-SAR.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Thomas C. Henry, Esquire (567) 744-5932

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). (X) Yes ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ( )Yes (X)No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Ehrenkrantz Trust has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 1, 2006

By: /s/ Thomas Giugliano, President
        Thomas Giugliano, President